A special meeting of the fund's shareholders was held on March 17, 2015. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of VIP Value Leaders Portfolio to VIP Value Portfolio in exchange solely for corresponding shares of beneficial interest of VIP Value Portfo-lio and the assumption by VIP Value Portfolio of VIP Value Leaders Portfolio's liabilities, in complete liquidation of VIP Value Leaders Portfolio.

	# of Votes	% of Votes
Affirmative	29,901,977.60	90.990
Against	1,895,767.25	5.769
Abstain	1,065,269.47	3.241
TOTAL	32,863,014.32	100.000